EXHIBIT 3

                             REGENT BANCSHARES CORP


                                  PRESS RELEASE

                             *FOR IMMEDIATE RELEASE*

PHILADELPHIA, PA OCTOBER 3, 1996: Regent Bancshares Corp. (NASDAQ symbol -
RBNK), the parent of Regent National Bank, and Carnegie Bancorp of Princeton, NJ, the parent of Carnegie Bank, N.A. (NASDAQ symbol -CBNJ) have announced an amendment to the merger agreement signed on August 30, 1995. Under the terms of the amendment, Regent will be acquired by Carnegie through an exchange of Regent's common stock and preferred shares for Carnegie common stock. The exchange rate is to be based on the ratio of Regent's book value to Carnegie's book value determined on the last day of the month immediately preceding the closing date. The amendment does not provide for the purchase or exchange of Regent's outstanding warrants and options by Carnegie.



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